

311669



03037066

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
            Office of International Corporate Finance
            Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY
    ADDRESS:

PROCESSED

NOV 06 2003

THOMSON
FINANCIAL

COMPANY STATUS: ACTIVE A   BRANCH: ____

FILE NO.: 83-2   FISCAL YEAR: _____

(03/94)

311669

832

03 SEP 23   7:21

ADB

Asian Development Bank



Management's Discussion & Analysis
and
Condensed Quarterly Financial Statements
30 June 2003
(Unaudited)

CONTENTS
30 June 2003

Management's Discussion and Analysis

1.   Overview

The Asian Development Bank (ADB) is an international development finance institution whose vision is to make the Asian and Pacific region free of poverty. In pursuing its objectives, ADB provides different forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance, grants, guarantees, and equity investments, which are met through various funding resources. Such funding resources are ADB's ordinary capital resources (OCR) and Special Funds resources to fund operations solely under ADB's administration; and various trust funds, which are externally funded and administered by ADB on behalf of donors. The Charter requires that each funding resource be kept separate from the other. These trust funds are not included in the quarterly financial statements nor in this management's discussion and analysis.

2.   Ordinary capital resources

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provide a buffer for risk arising from operations.

2.1.   Basis of financial reporting

Statutory reporting: ADB prepares its financial statements in accordance with generally accepted accounting principles applied in the United States. Effective 1 January 2001, ADB adopted Financial Accounting Standard (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," along with its related amendments under FAS No. 138. These two standards are collectively termed "FAS 133." As defined and required by FAS 133, ADB has marked all derivative instruments to fair value and reported in the balance sheet with changes in the fair value recognized in current net income.

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2002. ADB undertakes no obligation to update any forward-looking statements made in such documents.

Under FAS 133, two options exist in accounting for derivative instruments: hedge or non-hedge accounting. In hedge accounting, changes in the fair value of certain hedge instruments have to be reflected in current income, while others have to be reflected in other comprehensive income. In non-hedge accounting, all changes in the fair value of hedge instruments need to be recognized as current income.

As the application of FAS 133 qualifying hedge criteria would not make the economic risks inherent in ADB's financial assets and liabilities fully evident, ADB has chosen to adopt the non-hedge accounting and recognizes changes in fair value of derivative instruments in the period as part of the net income.

Supplemental reporting: ADB manages its balance sheet by selectively using derivatives to minimize the interest rate and currency risks associated with its financial assets and liabilities. It uses derivative instruments to enhance asset/liability management of individual positions and portfolios, and to reduce borrowing costs. As certain financial instruments (including all derivatives and certain investments) are recognized at their fair values, while some others are still at cost (loans and borrowings), FAS 133 does not fully reflect the overall economic value of ADB's financial instruments.

To supplement the statutory report, ADB also prepares financial statements under current value basis and pre-FAS 133 basis in this Management's Discussion and Analysis. ADB believes that the financial statements under current value basis present the economic value of all its financial instruments. On the other hand, the pre-FAS 133 basis presents the financial information that is comparable to that in the prior years for management information and decision making.

Table 1 presents selected financial data on three bases: statutory reported basis, pre-FAS 133 basis, and current value basis.

Table 1: Selected Financial Data
In million of U.S. dollars except ratio

	Statutory Reported Basis		
	30 June 2003	30 June 2002	31 December 2002
Net Income	459	364	979
Average Earning Assets	39,096	38,054	38,244
Annual Return on Average Earning Assets	2.35%	1.92%	2.56%
Return on Loans	4.76%	5.90%	5.93%
Return on Investments	3.30%	4.58%	4.26%
Cost of Borrowings	3.44%	4.34%	4.10%
Reserve-to-Loan Ratio	34.97%	29.83%	32.04%
Interest Coverage Ratio	1.89	1.61	1.85

	Pre-FAS 133 Basis		
	30 June 2003	30 June 2002	31 December 2002
Net Income	356	378	754
Average Earning Assets	39,104	37,658	38,244
Annual Return on Average Earning Assets	1.82%	2.01%	1.97%
Return on Loans	4.76%	5.90%	5.93%
Return on Investments	3.30%	4.58%	4.26%
Cost of Borrowings	3.79%	4.50%	4.32%
Reserve-to-Loan Ratio	33.21%	29.43%	30.83%
Interest Coverage Ratio	1.69	1.63	1.65

	Current Value Basis		
	30 June 2003	30 June 2002	31 December 2002
Net Income	868	825	1,183
Average Earning Assets	42,074	40,136	40,680
Annual Return on Average Earning Assets	2.91%	3.00%	2.91%
Return on Loans	6.58%	8.96%	10.53%
Return on Investments	4.58%	8.61%	9.80%
Cost of Borrowings	4.43%	6.93%	9.85%
Reserve-to-Loan Ratio	31.83%	28.46%	28.99%
Interest Coverage Ratio	2.19	2.00	2.02

2.2. Discussion and analysis of current value

The Condensed Current Value Balance Sheets in Table 2 present ADB's estimates of the economic value of its financial assets and liabilities, taking into consideration the changes in interest rates, exchange rates, and credit risks. Table 3 shows the Condensed Current Value Income Statements reconciled from the reported basis for the period ended 30 June 2003. Current value reflects the exit price for financial instruments with liquid markets and accordingly is similar in most respects to fair value. For financial instruments with no market, current value reflects the expected cash flow streams discounted with the appropriate interest and exchange rates. The reversal of the FAS 133 effect removes the impact related to the adoption of FAS 133, as these effects are already accounted for in the current value adjustment. Table 4 provides a further breakdown of the current value adjustments affecting the current value net income for the period.

Table 2: Condensed Current Value Balance Sheets at 30 June 2003 and 31 December 2002
In thousands of U.S. dollars except ratio

	30 June 2003					31 December 2002
	Reported Basis	Reversal of FAS 133 Effects[1]	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from banks	$ 608,824	$ -	$ 608,824	$ -	$ 608,824	$ 503,954
Investments and accrued income	10,188,256	-	10,188,256	-	10,188,256	7,973,645
Securities transferred under securities lending arrangement	1,332,604	-	1,332,604	-	1,332,604	1,129,208
Loans outstanding and accrued Interest	27,546,268	(1,041)	27,545,227	3,197,812	30,743,039	32,011,270
Less: Allowance for loan losses and unamortized front end fee	(96,574)	-	(96,574)	-	(96,574)	(89,167)
Equity investment	227,886	-	227,886	-	227,886	211,267
Receivable from members	294,725	-	294,725	(125,055)	169,670	181,492
Receivable from swaps						
Investments	1,088,664	(13,530)	1,075,134	13,530	1,088,664	511,937
Borrowings	10,830,789	(672,393)	10,158,396	672,393	10,830,789	9,231,868
Other assets	827,875	-	827,875	-	827,875	473,566
TOTAL	$52,849,317	$(686,964)	$52,162,353	$3,758,680	$55,921,033	$52,139,040
Borrowings and accrued Interest	$26,606,397	$ (4,756)	$26,601,641	$2,823,609	$29,425,250	$28,645,177
Payable for swaps						
Investments	1,158,759	(23,665)	1,135,094	23,665	1,158,759	548,218
Borrowings	9,868,562	(163,972)	9,704,590	163,972	9,868,562	9,027,166
Payable under securities lending arrangement	1,348,912	-	1,348,912	-	1,348,912	1,188,395
Accounts payable and other liabilities	1,219,763	-	1,219,763	-	1,219,763	485,188
Total Liabilities	40,202,393	(192,393)	40,010,000	3,011,246	43,021,246	39,894,144
Paid-in capital	3,360,733	-	3,360,733	-	3,360,733	3,246,837
Net notional MOV Receivable/Payable	(512,161)	-	(512,161)	-	(512,161)	(488,456)
Ordinary reserve	8,919,710	-	8,919,710	(37,045)	8,882,665	8,004,037
Special reserve	184,793	-	184,793	-	184,793	183,764
Surplus	116,645	-	116,645	-	116,645	116,645
Cumulative revaluation adjustment account	372,257	(372,257)	-	-	-	-
Net income[2] – 30 June 2003	458,260	(103,593)	354,667	512,445	867,112	-
Net income[2] – 31 December 2002	-	-	-	-	-	1,182,069
Accumulated other comprehensive Income	(253,313)	(18,721)	(272,034)	272,034	-	-
Total Equity	12,646,924	(494,571)	12,152,353	747,434	12,899,787	12,244,896
TOTAL	$52,849,317	$(686,964)	$52,162,353	$3,758,680	$55,921,033	$52,139,040

[1] Translated using exchange rates at transaction date.

[2] Net income after appropriation of guarantee fees to Special Reserve.

Table 3: Condensed Current Value Income Statements
In thousands of U.S. dollars

	30 June 2003			30 June 2002
	Year to Date Reported Basis	Adjustments to Current Value	Year to Date Current Value Basis	Year to Date Current Value Basis
INCOME				
From loans	$736,443	$ -	$736,433	$ 850,103
From investments	167,014	-	167,014	167,125
From other sources -net	29,702	-	29,702	15,150
Total Income	933,159	-	933,159	1,032,378
EXPENSES				
Interest and other financial expenses	514,357	-	514,357	599,587
Administrative expenses	59,346	-	59,346	48,867
Technical assistance to member countries	(143)	-	(143)	5,373
Provision for possible losses	3,903	(3,903)	-	-
Total Expenses	577,463	(3,903)	573,560	653,827
OPERATING INCOME – Before FAS 133				
Adjustment	355,696	3,903	359,599	378,551
FAS 133 adjustment	103,593	(103,593)	-	-
Current value adjustments	-	512,445	512,445	447,810
Provision for losses charged	-	(3,903)	(3,903)	(910)
Net Income	459,289	408,852	868,141	825,451
Appropriation of guarantee fees to Special Reserve	1,029	-	1,029	369
NET INCOME AFTER APPROPRIATION	$458,260	$408,852	$867,112	$ 825,082

Table 4: Summary of Current Value Adjustments
In thousands of U.S. Dollars

	Balance Sheet Effects as of 30 June 2003					Income Statement Effect Year to Date	
	Loans	Investments	Borrowings After Swaps	Other Asset	Less Prior Year Effects	30 June 2003	30 June 2002
Total Current Value Adjustments on Balance Sheet	$3,197,812	$(10,135)	$(2,315,188)	$(125,055)	$(254,805)	$492,629	$272,454
Unrealized Losses on Investments						(8,036)[1]	(5,990)
Accumulated Translation Adjustments						27,852[2]	181,346
Total Current Value Adjustments						$512,445	$447,810

[1]Unrealized losses on the investment portfolio have been moved from Equity portion under the reported basis and included as part of current value adjustments for current value reporting.

[2]The accumulated translation adjustments for the period, net of currency translation effects from FAS 133 reversals, have been moved from Other Comprehensive Income under the reported basis and included in comprehensive current value net income for the purposes of current value reporting.

Loan portfolio: The majority of ADB's loans are made to or guaranteed by ADB members. ADB does not sell its loans, believing that there is no comparable market for them. The current value of loans incorporates Management's best estimate of the probable expected cash flows, including interest, to ADB. Estimated cash flows from principal repayments, interest, and other loan charges are discounted by the applicable market yield curves for ADB's funding cost, plus ADB's lending spread.

The current value also includes ADB's appropriate credit risk assessment. To recognize the risk inherent in these and other potential overdue payments, ADB has adjusted the value of the loans through its loan loss provisioning. ADB has never suffered a loss on its public sector loans, except losses resulting from the difference between the discounted present value of expected payments for interest and charges, according to the loan's contractual terms, and actual timing of cash flows.

The positive adjustment of $3.2 billion or equivalent to 11.6% of ADB's loan balance – from the statutory reported basis of $27.5 billion to the current value basis of $30.7 billion – reflects the fact that the loans in the portfolio, on average, carry a higher interest rate than the discount rate at which ADB would currently originate similar loans.

Investments and related swaps: Under both the reported and current value basis, the investments and the related swaps held by ADB are carried and reported at fair values. Fair value is based on market quotations. In the case of instruments for which market quotations are not readily available, the current value is calculated using market-based valuation models.

Equity investments: Equity investments with readily determinable fair values (i.e., market value) are reported at fair value. Unlisted equity investments without market value are reported at cost less allowance for losses, which represent a fair approximation of the current value.

Receivable from members: Receivables from members consist of unrestricted and may be restricted promissory notes. The current value of receivables from members is based on the cash flow of the projected encashment of the promissory notes, discounted using appropriate interest and exchange rates.

Borrowings after swaps: The current value of these liabilities includes the value of the debt securities and the financial derivative instruments associated with the borrowings portfolio. The current value is calculated using market-based valuation models.

The increase in the valuation of these liabilities of $2.8 billion – equivalent to 11.0% in the value of the borrowings portfolio after swaps from the statutory reported basis of $25.6 billion to the current value basis of $28.4 billion – represents the difference between the average cost of ADB's borrowing portfolio including related financial derivatives and its current value computed based on the relevant market yield curves.

Current value adjustments: The $512.4 million current value adjustment for the six months ended 30 June 2003 ($447.8 million - 2002) as shown in Table 4 represents the change in the current value of all ADB's financial instruments from 31 December 2002 to 30 June 2003. The current value adjustment reflects changes in both interest rates and currency exchange rates.

Current value income: For the first half of 2003, net income was $868.1 million under the current value basis compared with $355.7 million pre-FAS 133 income (see Table 3). The increase from the pre-FAS 133 basis to current value basis (i.e., current value adjustment) comprises a net effect of $492.6 million from the valuation of all outstanding financial instruments; $8.0 million loss on

investment holding, and $27.8 million of favorable accumulated translation adjustments for the first half ended 30 June 2003 (see *Table 4*).

2.3. Financial indicators

The review of income and reserve policy undertaken by the Board of Directors in 1997 continued to emphasize on ADB's decisive income indicators - the interest coverage ratio (ICR) and the reserve to loan ratio (RLR).

Reserve-To-Loan ratio: The RLR measured ADB's risk bearing capacity and it is the ratio of total reserves to the sum of the outstanding OCR loan portfolio, equity investments, and guarantees, less cumulative loan loss provision. The RLR measures the adequacy of ADB's earning base relative to its loan assets. ADB's financial policies require that ADB maintain its RLR at about 25 percent. ADB has maintained a relatively comfortable RLR, which at 30 June 2003 was 35.0% under the statutory basis and 33.2% under the pre-FAS 133 basis.

Interest coverage ratio: The ICR is another measure of ADB's risk bearing capacity and it is the ratio of net income to financial expenses plus a factor of one. It measures the extent to which net income can fall without jeopardizing ADB's ability to service its debt from current income. ADB's current policy is to ensure that the ICR does not fall below the level of 1.31 times. For the first half of this year, ADB's ICR was 1.9 under the statutory basis and 1.7 under the pre-FAS 133 basis.

Return on loans and cost of borrowings: The margin between return on loans and borrowings costs at 30 June 2003 under the statutory and the pre-FAS basis were 1.3% and 1.0%, respectively. The difference between both margins is accounted by the fair value change of the derivatives net of the amortization of the FAS 133 transition adjustments. Under the statutory basis, the difference (1.3%) between return on loans (4.7%) and borrowing costs (3.4%) for the period ended 30 June 2003 was primarily attributed to the 60 basis points of lending spread for public sector loans (0.6%), commitment and other loan charges (0.2%), gain in early redemption of bonds and fair value change of the borrowing related derivatives (0.4%), and timing difference between the lending cost base rate and average borrowing costs (0.1%).

2.4. Lending and borrowing limitations

In accessing ADB's future resource requirements to finance its ordinary operations, ADB established policies on lending and borrowing limitations. The lending limitation policy limits ADB's outstanding commitments (i.e., the sum of outstanding disbursed loan, undisbursed loan balance, equity investments, and guarantees) to no more than the sum of the total callable capital, paid-in capital, and reserves (including surplus but excluding special reserve). As of 30 June 2003, ADB's lending headroom available was $17.1 billion ($12.2 billion - 31 December 2002) under the pre-FAS 133 basis. The increase in headroom was principally due to both an increase in capital and reserves base due to favorable translation adjustments ($1.4 billion) for the period and a decrease in loans outstanding due to prepayments ($2.3 billion), cancellations ($0.6 billion) and repayments ($0.6 billion).

ADB's borrowing limitation policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of nonborrowing members, paid-in capital, and reserves (including surplus and special reserves), subject to the Charter limit of 100% of callable capital. As of 30 June 2003, ADB's borrowing headroom available was $13.2 billion ($14.5 billion - 31 December 2002).

2.5. Summary of financial performance

For the six months ended 30 June 2003, operating income before FAS 133 adjustment was $355.7 million, compared with $377.6 million of the first half of 2002 (see OCR-2). The decrease of $21.9 million (representing a 5.8% decrease) is predominantly due to the following:

- A decrease in net loan income after interest and financial expenses of $28.4 million. The decrease in net loan income for the period resulted because interest rates applicable to lending and borrowings during the first half of 2003 were lower than the prevailing interest rates in the same period in 2002.

- An increase of $10.5 million and $3 million in administrative expenses and provision for losses, respectively. The increase in administrative expenses was principally due to post retirement benefits, relocation and insurance expenses while provisions for private sector loans and equity investments accounted for the increase in loss provision.

- The above decrease totaling to $41.9 million has been offset by the increase in income from other sources of $14.5 million resulting from gains on equity investment disposals and decrease in technical assistance of $5.5 million.

The $103.6 million FAS 133 adjustment for the six months ended 30 June 2003 (unfavorable adjustment of $12.9 million - 2002) represented a rise of $105.9 million in the values of the derivatives net of the $2.3 million amortization of the FAS 133 transition adjustments during the period. The $105.9 million gain in fair value of the derivatives portfolio is primarily attributed to continuous decreasing interest environment and increased swap transactions associated with increased borrowing issuance during the first half of 2003.

3. Special Funds

In addition to ordinary capital resources, ADB administers Special Funds, which as of 30 June 2003 consisted of the Asian Development Fund (ADF); the Technical Assistance Special Fund (TASF); the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); and the ADB Institute Special Fund (ADBISF). Financial statements for each fund are prepared in accordance with generally accepted accounting principles, except for the ADF, which are special purpose financial statements prepared in accordance with ADF regulations.

3.1 Asian Development Fund

The ADF is ADB's concessional lending window from which loans are provided to DMCs with low per capita gross national product and limited debt repayment capacity. The governments of 28 donor members (regional and nonregional) have contributed to the totality of the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific.

Contributed Resources: Contributions committed amounted to $22.7 billion as of 30 June 2003, of which contributions available for loan commitments were $21.7 billion ($20.8 billion − 31 December 2002). Contributions committed but not available as of 30 June 2003 were $1.0 billion ($1.1 billion − 31 December 2002) comprising committed contributions that were not yet due and contributions that were tied to payment of qualified contributions. Also, the balance of commitment

authority for new loans at the end of June 2003 was $368.5 million ($32.7 million – 31 December 2002).

Review of Activities: During this period, 8 ADF loans totaling $338.3 million were approved, as compared with one loan amounting to $10 million in the same period last year. Disbursements for the period totaled $374.4 million, a decrease of 2.6% from $384.4 million for the same period in 2002.

As of 30 June 2003, 28 public sector loans to Myanmar, and 14 public sector loans to Solomon Islands were in arrears and placed in nonaccrual status.

Investment position: The ADF investment portfolio amounted to $3.8 billion as of 30 June 2003, compared with $3.2 billion as of 31 December 2002. About 21% of the portfolio was invested in bank deposits and 79% in floating and fixed income securities. The financial rate of return on ADF investments during the second quarter of 2003 was 4.2%, compared with 3.9% during the same period in 2002.

The portfolio was denominated in 10 currencies with Euro, Pound sterling, Australian dollar, Canadian dollar, and United States dollar investments comprising 88% of the total.

3.2 Technical Assistance Special Fund

Review of activities: Technical assistance is accounted for on a commitment basis. As of 30 June 2003, total TASF resources amounted to $1,002.5 million. Of this, $872.5 million had been committed, leaving an uncommitted balance of $130 million. During the period, 86 technical assistance grants totaling $49.4 million became effective while an amount of $6.1 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period.

Investment position: As of 30 June 2003, TASF investment portfolio amounted to $159.7 million compared with $155 million as of 31 December 2002. Revenue from investments increased from $2 million in the second quarter of 2002 to $2.6 million in 2003, due to higher yield in some capital markets.

3.3. Japan Special Fund

Review of activities: The technical assistance grants funded by JSF continued to support ADB operations aimed at reducing poverty. In March 2003, Japan contributed 2.0 billion yen ($16.6 million equivalent) as a regular contribution to the JSF. During this period, 38 technical assistance grants for the JSF totaling $25 million became effective while an amount of $4.1 million corresponding to financially completed and cancelled TA projects was written back as a reduction in technical assistance for the period. The uncommitted balance after taking into account contributions, revenues, net TA grants, and administrative and financial expenses was $157 million as of 30 June 2003.

Investment position: The JSF investment portfolio amounted to $240.2 million as of 30 June 2003, compared with $242.9 million as of 31 December 2002. Investment income decreased by $1.3 million, from $3.2 million in the first half of 2002 to $1.9 million in 2003, due to a decrease in the average investment balance and unfavorable fair value changes.

3.3.1 Asian Currency Crisis Support Facility

Review of Activities: The ACCSF was established in March 1999 for a 3-year period as an independent component of the JSF. The ACCSF was terminated on 23 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $27.2 million as of 30 June 2003 will be retained in the ACCSF until the completion of related TA disbursements and administrative matters.

3.4. ADB Institute Special Fund

The costs for operating the ADB Institute are met from ADBISF, which is administered by ADB in accordance with the Statute of ADB Institute. As of 30 June 2003, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs of ADB Institute was about $16.5 million.

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 June 2003 and 31 December 2002
Expressed in Thousands of United States Dollars (Note A)

		30 June (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$ 608,824		$ 503,954
INVESTMENTS (Note B)		10,115,317		7,899,533
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Note C)		1,332,604		1,129,208
LOANS OUTSTANDING (Notes D and E) (Including FAS 133 adjustment of $1,041 - 30 June 2003, $1,098 - 31 December 2002, net of allowance for losses of $75,156 - 30 June 2003, $72,477 - 31 December 2002, and unamortized front end fee of $21,418 - 30 June 2003, $16,690 - 31 December 2002).		27,162,941		29,145,236
EQUITY INVESTMENTS (Note F)		227,886		211,267
ACCRUED INCOME		359,692		414,027
RECEIVABLE FROM MEMBERS		294,725		316,547
RECEIVABLE FROM SWAPS (Notes B, E and H)				
Investments (Including FAS 133 adjustment of $13,530 - 30 June 2003, $8,005 - 31 December 2002)	1,088,664		511,937	
Borrowings (Including FAS 133 adjustment of $672,393 - 30 June 2003, $641,150 - 31 December 2002)	10,830,789	11,919,453	9,231,868	9,743,805
OTHER ASSETS				
Property, Furniture, and Equipment		165,003		164,956
Investment related receivables		530,037		160,003
Miscellaneous (Note G)		132,835		148,607
TOTAL		**$ 52,849,317**		**$ 49,837,143**

LIABILITIES, CAPITAL, AND RESERVES

		30 June		31 December
BORROWINGS (Notes E and H) (Including FAS 133 adjustment of $4,756 - 30 June 2003, $9,221 - 31 December 2002)		$ 26,292,979		$ 25,905,301
ACCRUED INTEREST ON BORROWINGS		313,418		330,712
PAYABLE FOR SWAPS (Notes B, E, and H)				
Investments (Including FAS 133 adjustment of $23,665 - 30 June 2003, $17,167 - 31 December 2002)	1,158,759		548,218	
Borrowings (Including FAS 133 adjustment of $163,972 - 30 June 2003, $261,793 - 31 December 2002)	9,868,562	11,027,321	9,027,166	9,575,384
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note C)		1,348,912		1,188,395
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables		734,580		230,402
Undisbursed technical assistance commitments (Note J)		52,744		64,845
Miscellaneous (Note G)		432,439		189,941
Total liabilities		40,202,393		37,484,980
CAPITAL AND RESERVES (OCR - 4)				
Capital Stock (Note I)				
Subscribed (SDR34,870,170,000 - 30 June 2003 and 31 December 2002		48,848,226		47,234,435
Less -"callable" shares subscribed		45,412,547		43,912,259
"Paid-in" shares subscribed		3,435,679		3,322,176
Less - subscription installments not due		8,252		10,848
Subscription installments matured		3,427,427		3,311,328
Less - capital transferred to the Asian Development Fund		66,694		64,491
		3,360,733		3,246,837
Net notional amounts required to maintain value of currency holdings		(512,161)		(488,456)
Ordinary Reserve		8,919,710		8,470,092
Special Reserve		184,793		183,764
Surplus		116,645		116,645
Cumulative revaluation adjustments account		372,257		147,501
Net income after appropriation				
For the calendar year 2002				977,815
For the six months ended 30 June 2003 (OCR-2)		458,260		-
Accumulated other comprehensive income (OCR-4)		(253,313)		(302,035)
Total Capital and Reserves		12,646,924		12,352,163
TOTAL		**$ 52,849,317**		**$ 49,837,143**

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Six-Month Periods Ended 30 June 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)	2002 (Unaudited)
INCOME (Note J)		
From loans	$ 736,443	$ 850,103
From investments (Note B)	167,014	167,125
From other sources - net	29,702	15,150
TOTAL INCOME	933,159	1,032,378
EXPENSES (Note J)		
Interest and other financial expenses	514,357	599,587
Administrative expenses	59,346	48,867
Technical assistance to member countries	(143)	5,373
Provision for losses (Note D)	3,903	910
TOTAL EXPENSES	577,463	654,737
OPERATING INCOME BEFORE FAS 133 ADJUSTMENT	355,696	377,641
FAS 133 ADJUSTMENT (Note E)	103,593	(12,920)
NET INCOME	459,289	364,721
APPROPRIATION OF GUARANTEE FEES TO SPECIAL RESERVE	1,029	369
NET INCOME AFTER APPROPRIATION TO SPECIAL RESERVE	$ 458,260	$ 364,352

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)	2002 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 707,776	$ 729,229
Interest on investments received	154,377	139,016
Interest and other financial expenses paid	(474,884)	(588,127)
Administrative expenses paid	(55,243)	(57,537)
Technical assistance disbursed	(12,622)	(3,108)
Others - net	(2,109)	5,136
Net Cash Provided By Operating Activities	317,295	224,609
CASH FLOWS FROM INVESTING ACTIVITIES		
Net purchases of investment securities	(1,986,762)	(1,519,968)
Principal collected on loans	2,861,182	961,233
Loans disbursed	(874,762)	(692,980)
Net swaps	11,151	-
Others	9,647	(1,071)
Net Cash Provided by (Used in) Investing Activities	20,456	(1,252,786)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	3,120,545	3,983,633
Bonds purchased for redemption and borrowings redeemed	(3,446,474)	(2,945,457)
Issuance expenses paid	(18,815)	(4,503)
Payments from members	30,659	46,806
Net currency swaps	84,815	(5,520)
Net Cash (Used in) Provided by Financing Activities	(229,270)	1,074,959
Effect of Exchange Rate Changes on Due from Banks	(3,611)	(8,399)
Net Increase in Due from Banks	104,870	38,383
Due from Banks at Beginning of Period	503,954	68,823
Due from Banks at End of Period	$ 608,824	$ 107,206

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Six-Month Periods Ended 30 June 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)		2002 (Unaudited)	
Balance at beginning of period		$ 12,352,163		$ 10,874,223
Comprehensive income for the period:				
Net income for the period (OCR-2)	$ 459,289		$ 364,721	
Other comprehensive income for the period	48,722	508,011	195,585	560,306
Subscriptions received		2,554		13,639
Change in SDR values		111,342		179,605
Change in Ordinary Reserve		(303,441)		(44,407)
Notional MOV		(23,705)		(4,405)
Balance at end of period		$ 12,646,924		$ 11,578,961

Accumulated Other Comprehensive Income
For the Six-Month Periods Ended 30 June 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	FAS 133 Adjustments and Amortizations (Unaudited)		Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gain (Loss) (Unaudited)		Accumulated Other Comprehensive Income (Loss) (Unaudited)	
	2003	2002	2003	2002	2003	2002	2003	2002
Balance, 1 January	$ (20,331)	$ (54,898)	$ (464,731)	$ (665,472)	$ 183,027	$ 93,325	$ (302,035)	$ (627,045)
Transition adjustment	-	-	-	-	-	-	-	-
Amortization	6,671	25,709	-	-	-	-	6,671	25,709
Other comprehensive income for the period	-	-	50,087	175,866	(8,036)	(5,990)	42,051	169,876
Balance, 30 June	$ (13,660)	$ (29,189)	$ (414,644)	$ (489,606)	$ 174,991	$ 87,335	$ (253,313)	$ (431,460)

The accompanying notes are an integral part of these financial statements (OCR-5).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-Month Periods Ended 30 June 2003 and 2002
(Unaudited)

NOTE A - FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in
conjunction with the 31 December 2002 financial statements and the notes
included therein. In the opinion of the Management, all material
adjustments necessary for a fair statement of the results of operations
for the six-month periods ended 30 June 2003 and 2002 have been
included. The results of operations for interim periods are not
necessarily indicative of the results to be expected for a full year.

The currencies of all members are functional currencies. The reporting
currency is the United States dollar, and the financial statements are
expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally
accepted accounting principles requires Management to make estimates and
assumptions that affect the reported amounts of assets and liabilities
and disclosure of contingent liabilities at the end of the period and
the reported amounts of income and expenses during the period. The
actual results could differ from those estimates.

Starting 2003, ADB adopted FASB Interpretation No. 45, "Guarantor's
Accounting and Disclosure Requirements for Guarantees, Including
Indirect Guarantees of Indebtedness of Others." This is an
interpretation of FASB Statement No. 5, "Accounting for Contingencies",
No. 57, "Related Party Disclosures", and No. 107 "Disclosure about Fair
Value of Financial Instruments", and a rescission of FASB Interpretation
No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others."
This interpretation elaborates on the disclosures to be made by a
guarantor in its interim and annual financial statements about its
obligations under certain guarantees that it has issued. It also
clarifies that a guarantor is required to recognize, at the inception of
a guarantee, a liability for the fair value of the obligation undertaken
in issuing the guarantees. Accordingly, ADB, as required by the
interpretation, has enhanced its disclosures on guarantees, and adopted
the provisions of the FIN 45 relating to accounting for guarantees
issued or modified after 31 December 2002. Adoption of this
interpretation did not have a material impact on ADB's financial
statements.

Reclassification and Restatement

Certain 2002 amounts have been restated to conform with the 2003
presentation.

NOTE B - INVESTMENTS AND SWAPS

All investment securities and negotiable certificate of deposits held as
of 30 June 2003 and 31 December 2002 other than derivative instruments
are considered "Available for Sale" and are reported at estimated fair
value, with unrealized gains and losses excluded from net income and
reported in the "CAPITAL AND RESERVES" section as part of "Accumulated
other comprehensive income." All derivative instruments are marked to

market. Estimated fair value generally represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Realized gains and losses are included in income from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to futures, realized gain or loss is reported based on daily settlement of the net cash margin. The estimated fair value of the investments by contractual maturity as of 30 June 2003 and 31 December 2002 are as follows:

	30 June	31 December
Due in one year or less	$ 4,526,123,000	$2,772,725,000
Due after one year through five years	3,707,883,000	3,642,931,000
Due after five years through ten years	1,881,311,000	1,483,877,000
Total	$10,115,317,000	$7,899,533,000

ADB entered into asset swap transactions as an investment vehicle with total notional amount of $1,200,000,000.

NOTE C - SECURITIES TRANSFERRED UNDER LENDING ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when ADB has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements.

NOTE D - LOANS AND GUARANTEES

As of 30 June 2003 and 31 December 2002, outstanding loans to borrowers that exceeded 5% of total loans are as follows:

Borrower/Guarantor	30 June	31 December
Indonesia	$ 7,790,202,000	$ 7,799,928,000
China, People's Republic of	5,668,461,000	6,152,455,000
Korea, Republic of	3,887,429,000	3,921,433,000
India	2,919,231,000	4,326,459,000
Philippines	2,486,686,000	2,551,482,000
Pakistan	2,362,534,000	2,352,958,000
Other (individually less than 5% of total loans)	2,144,972,000	2,129,688,000
Total loans	$27,259,515,000	$29,234,403,000
Allowance for loan losses	(75,156,000)	(72,477,000)
Unamortized front-end fee	(21,418,000)	(16,690,000)
Net loans outstanding	$27,162,941,000	$29,145,236,000

Loans outstanding as of 30 June 2003 include loans to the private sector amounting to $359,212,000 ($327,237,000 - 31 December 2002).

Two public sector loans to Myanmar and one to Nauru were in non-accrual status but were considered unimpaired as of 30 June 2003 (two to Myanmar and one to Nauru - 31 December 2002). The principal outstanding of the loans placed in non-accrual status as of 30 June 2003 was $3,217,000 ($3,199,000 - 31 December 2002), of which $1,201,000 ($1,129,000 - 31 December 2002) was overdue. The increase in amount was due to translation adjustments.

Thirteen private sector loans were in non-accrual status as of 30 June 2003 (thirteen - 31 December 2002). The principal amount outstanding of private sector loans placed in non-accrual status as of 30 June 2003 was $80,634,000 ($83,874,000 - 31 December 2002), of which $71,574,000 ($69,891,000 - 31 December 2002) was overdue.

No loan loss provisions have been made against loans guaranteed by members, but provisions have been made against private sector loans. *(See Note J.)*

The changes in the allowance for loan losses during the first half of 2003 are as follows:

Balance - 1 January 2003	$72,477,000
Provision during the first half of the year	2,716,000
Translation adjustments	(37,000)
Balance - 30 June 2003	$75,156,000

The undisbursed balance of approved loans as of 30 June 2003 was $12,413,331,000 ($13,737,943,000 - 31 December 2002). This included an undisbursed balance of approved private sector loans amounting to $321,973,000 ($354,970,000 - 31 December 2002). Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $86,014,000 ($85,311,000 - 31 December 2002).

ADB extends guarantees to public sector and private sector borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While ADB's guarantees do not necessarily require applicable government counterguarantees, all ADB's outstanding guarantees as of 30 June 2003 were counterguaranteed by its concerned government. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the member, on demand, or as ADB may otherwise direct. Guaranteed payments under partial credit guarantees are generally due 10 or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred, and called when a guaranteed party demands payment under the guarantee. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the terms of the guarantee.

As of 30 June 2003 and 31 December 2002, the outstanding amount and present value of ADB's guarantee obligations covered:

	30 June 2003		31 December 2002	
	Outstanding Guaranteed Amount	Present Value	Outstanding Guaranteed Amount	Present Value
Partial Credit Guarantees	$1,021,111,000	$507,937,000	$1,030,871,000	$499,090,000
Political Risk Guarantees	98,217,000	63,342,000	86,939,000	54,062,000
	$1,119,328,000	$571,279,000	$1,117,810,000	$553,152,000

None of these amounts were subject to call as of 30 June 2003 (nil - 31 December 2002). The outstanding guaranteed amounts represent the amounts utilized under the related loans, which have been disbursed as of the end of a reporting period and were not included in reported loan balances. The outstanding amounts represent the maximum potential amount of undiscounted future payments that ADB could be required to make under these guarantees.

As of 30 June 2003, no liability related to ADB obligation under guarantee has been included in Other liabilities on the balance sheet as ADB has not issued any guarantee during the first half of 2003. Also, at 30 June 2003, the nominal amount of the partial credit and political risk guarantees facilities were $1,021,111,000 and $251,000,000, respectively ($1,030,871,000 and $251,000,000 - 31 December 2002).

NOTE E - DERIVATIVE INSTRUMENTS

ADB uses derivative instruments for asset/liability management of individual positions and portfolios, as well as for the reduction of transaction costs. In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in the fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make evident the impact of economic risks inherent in ADB's financial assets and liabilities.

The cumulative effect of a change in accounting principle, following the adoption of FAS 133, resulted in a transition adjustment in 2001, part of which was reported in other comprehensive income and part directly to income. Since ADB has not defined any qualifying hedging relationships under this standard, the amount recorded in other comprehensive income as part of the transition is being reclassified into earnings in the same period or periods in which the hedged forecasted transaction affects earnings.

NOTE F - EQUITY INVESTMENTS

Investments in equity securities without readily determinable fair values are reported at cost less probable losses. Equity securities with readily determinable fair values are reported at fair value, with unrealized gains and losses excluded from net income and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive

income." ADB applies the equity method of accounting to one investment in Asian Finance and Investment Corporation Ltd. (AFIC) where ADB has the ability to exercise significant influence. ADB also holds 100% of AFIC issued convertible non-cumulative preference shares in the amount of $25,000,000 ($25,000,000 - 31 December 2002). ADB together with other financiers renewed the revolving credit facility provided to AFIC in October 2002 up to a maximum aggregate principal amount outstanding at any time of $36,000,000 ($36,000,000 - 31 December 2002). Effective 11 June 2003, AFIC voluntarily cancelled $31,000,000 of the facility, decreasing available credit to $5,000,000. ADB's obligation amounts to $2,222,000 ($16,000,000 - 31 December 2002), of which, at 30 June 2003, the outstanding loan was nil ($4,444,000 - 31 December 2002).

NOTE G - OTHER ASSETS AND LIABILITIES - MISCELLANEOUS

Included in miscellaneous assets and miscellaneous liabilities are amounts receivable from and payable to the following related funds as of 30 June 2003 and 31 December 2002:

	30 June	31 December
Amounts Receivable from:		
Asian Development Fund	$ -	$20,474,000
Technical Assistance Special Fund	-	60,000
Japan Special Fund	80,000	230,000
Asian Development Bank Institute Special Fund	59,000	72,000
Agency Trust Funds	419,000	111,000
Total	$ 558,000	$20,947,000
Amounts Payable to:		
Asian Development Fund	$168,432,000	$ -
Technical Assistance Special Fund	79,976,000	-
Staff Retirement Plan	9,674,000	12,150,000
Total	$258,082,000	$12,150,000

NOTE H - BORROWINGS AND SWAPS

The weighted average cost of borrowings outstanding as of 30 June 2003 after adjustment for currency and interest rate swap activities, was 3.44% (4.10% - 31 December 2002).

NOTE I - CAPITAL STOCK

The authorized capital stock of ADB as of 30 June 2003 consisting of 3,490,994 shares amounted to SDR34,909,940,000. Of the authorized shares, 3,487,017 shares have been subscribed, of which 3,241,762 shares are "callable" and 245,255 shares are "paid-in". The "callable" share capital is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments.

As of 30 June 2003, the value of the SDR in terms of the current United States dollar was $1.40086 ($1.35458 - 31 December 2002) giving a value for each share of ADB's capital equivalent to $14,008.60 ($13,545.80 - 31 December 2002).

NOTE J - INCOME AND EXPENSES

The average yield on the loan portfolio was 4.76% (5.90% - 2002) for the six-month period ended 30 June 2003.

The annualized rate of return on the monthly average investments held during the six-month period ended 30 June 2003, excluding unrealized gains and losses on investments, was 3.30% (4.58% - 2002). If unrealized gains and losses were included, the annualized rate of return would have been 3.21% (4.36% - 2002).

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the six-month period ended 30 June 2003 were apportioned between Ordinary Capital Resources and the Asian Development Fund according to the number of loans and equity investments expected to be approved over the year. Of the total administrative expenses net of recovered expenses for the six-month period ended 30 June 2003 of $126,835,000 ($115,164,000 - 2002), $62,205,000 ($53,380,000 - 2002) was accordingly charged to the Asian Development Fund. The balance of administrative expenses after allocation was reduced by the deferral of direct loan origination costs of $5,284,000 ($12,917,000 - 2002) related to new loans for the period ended 30 June 2003.

In April 2001, the Board of Directors approved financing of technical assistance (TA) directly from the current income. The full amount of TA commitments is to be charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES" in the year of commitment. During the first half of 2003, cancellation of undisbursed amounts of completed TA projects amounting to $143,000 were written back as a reduction in technical assistance. During the same period in 2002, technical assistance amounted to $5,373,000. As of 30 June 2003, TA commitments amounted to $75,817,000 ($75,960,000 - 31 December 2002) out of which $23,073,000 ($11,115,000 - 31 December 2002) had been disbursed.

In June 2003, the Board of Directors approved the resumption of the use of net income transfers to fund TA operations. Accordingly, $80,000,000 of OCR allocable net income in 2002 was set up as a payable to TASF.

For the six-month period ended 30 June 2003, provision for losses totaled $3,903,000 ($2,716,000 on provisions for private sector loans and charges of $1,187,000 on account of equity investments). During the same period in 2002, provision for losses totaled $910,000 ($389,000 on provisions for private sector loans and charges of $521,000 on account of equity investments).

FAS 133 adjustment of $103,593,000 (loss of $12,920,000 - 2002) was made up of mark to market gains on derivatives of $105,877,000 ($3,011,000 - 2002) offset by amortization of the FAS 133 transition adjustments of $2,284,000 ($15,931,000 - 2002).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUNI
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCE
30 June 2003 and 31 December 2002
Expressed in Thousands of United States Dollars (Note A

ASSETS		30 June (Unaudited)		31 December
DUE FROM BANKS		$ 7,105		$ 10,205
INVESTMENTS (Note B)		3,810,842		3,162,497
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Note C		138,923		112,293
LOANS OUTSTANDING (Note D)		17,800,941		17,232,780
ACCRUED REVENUE		96,158		78,153
DUE FROM CONTRIBUTORS		2,273,324		2,465,316
OTHER ASSETS				
Investment related receivables	$ 32,090		$ 56,007	
Receivable from related funds (Note E	168,432		-	
Miscellaneous	3,208	203,730	3,056	59,063
TOTAL		$ 24,331,023		$ 23,120,307

LIABILITIES AND FUND BALANCES

		30 June		31 December
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Payable for cash collateral received under securities lending arrangemer		$ 142,448		$ 114,192
Advance payments on contributions		10,694		16,472
Payable to related funds (Note E		-		20,474
Investment related payables		49,001		55,817
Miscellaneous		1,397		60,781
Total Liabilities		203,540		267,736
FUND BALANCES				
Amounts available for loan commitments				
Contributed Resources		21,662,644		20,790,249
Set-aside Resources		66,694		64,491
Transfers from Ordinary Capital Resources anc				
Technical Assistance Special Func		433,183		232,951
		22,162,521		21,087,691
Accumulated surplus		1,849,865		1,755,189
Accumulated other comprehensive income (ADF-4		115,097		9,691
Total Fund Balance		24,127,483		22,852,571
TOTAL		$ 24,331,023		$ 23,120,307

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Six-Month Periods Ended 30 June 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)	2002 (Unaudited)
REVENUE		
From loans	$ 85,059	$ 72,948
From investments (Note B)	71,751	59,496
From other sources - net	82	81
TOTAL REVENUE	156,892	132,525
EXPENSES		
Financial expenses	10	3
Administrative expenses (Note E)	62,206	53,380
TOTAL EXPENSES	62,216	53,383
EXCESS OF REVENUE OVER EXPENSES	$ 94,676	$ 79,142

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)	2002 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Service charges on loans received	$ 72,661	$ 62,373
Interest on investments received	69,467	50,656
Cash received from other sources	82	81
Administrative expenses paid	(51,112)	(32,266)
Financial expenses paid	(10)	(3)
Net Cash Provided by Operating Activities	91,088	80,841
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investments	(356,804)	(325,236)
Principal collected on loans	145,667	116,841
Loans disbursed	(364,458)	(373,909)
Net Cash Used in Investing Activities	(575,595)	(582,304)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	479,513	495,293
Net Cash Provided by Financing Activities	479,513	495,293
Effect of Exchange Rate Changes on Due from Banks	1,894	3,115
Net Decrease in Due from Banks	(3,100)	(3,055)
Due from Banks at Beginning of Period	10,205	6,293
Due from Banks at End of Period	$ 7,105	$ 3,238

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Six-Month Periods Ended 30 June 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)		2002 (Unaudited)	
Balance at beginning of period		$ 22,852,571		$ 19,887,498
Comprehensive income for the period:				
Net income for the period (ADF-2)	$ 94,676		$ 79,142	
Other comprehensive income for the period	105,406	200,082	140,835	219,977
Change in amount available for loan commitments				
from Contributed Resources		872,395		1,831,458
Change in SDR value of Set-Aside Resources		2,203		3,563
Change in value of transfers from TASF		200,232		253
Balance at end of period		$ 24,127,483		$ 21,942,749

Accumulated Other Comprehensive Income
For the Six-Month Periods Ended 30 June 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	Accumulated Translation Adjustments (Unaudited)		Unrealized Investment Holding Gains (Losses) (Unaudited)		Accumulated Other Comprehensive Income (Unaudited)	
	2003	2002	2003	2002	2003	2002
Balance, 1 January	$ (10,429)	$ (208,980)	$ 20,120	$ 15,127	$ 9,691	$ (193,853)
Other comprehensive income for the period	99,998	146,599	5,408	(5,764)	105,406	140,835
Balance, 30 June	$ 89,569	$ (62,381)	$ 25,528	$ 9,363	$ 115,097	$ (53,018)

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-5).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Six-Month Periods Ended 30 June 2003 and 2002
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2002 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2003 and 2002 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The currencies of contributing members are functional currencies. The reporting currency is the United States dollar, and the financial statements are expressed in thousands of current United States dollars.

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. With the adoption of the special purpose financial statements, loan loss provisioning has been eliminated.

Due to the nature and organization of ADF, these financial statements have been prepared for the specific purpose of reflecting the sources and applications of member subscriptions and are not intended to be a presentation in accordance with generally accepted accounting principles. These special purpose financial statements have been prepared to comply with Article IV, Section 4.01 of the Regulations of ADF.

Reclassification and Restatement

Certain 2002 amounts have been restated to conform with the 2003 presentation.

NOTE B - INVESTMENTS

All investment securities and negotiable certificate of deposits held as of 30 June 2003 and 31 December 2002 are considered "Available for Sale" and are reported at estimated fair value, with unrealized gains and losses excluded from revenue and reported in "FUND BALANCES" as part of "Accumulated other comprehensive income." Estimated fair value generally represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost. Realized gains and losses are included in revenue from investments.

The estimated fair value of the investments by contractual maturity as of 30 June 2003 and 31 December 2002 are as follows:

	30 June	31 December
Due in one year or less	$2,155,554,000	$1,708,610,000
Due after one year through five years	1,655,288,000	1,453,887,000
Total	$3,810,842,000	$3,162,497,000

The annualized rate of return on the monthly average investments held during the six-month period ended 30 June 2003, excluding unrealized gains and losses on investments, was 4.00% (4.29% - 2002). If unrealized gains and losses were included, the annualized rate of return would have been 4.15% (3.86% - 2002).

NOTE C - SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales under FAS 140 when ADB has relinquished control over the transferred assets. Transfers that are not accounted for as sales are accounted for as repurchase agreements and collateralized financing arrangements.

NOTE D - LOANS

As of 30 June 2003 and 31 December 2002, outstanding loans to borrowers that exceeded 5% of total loans were as follows:

Borrower/Guarantor	30 June	31 December
Bangladesh	$ 4,547,090,000	$ 4,406,296,000
Pakistan	4,254,609,000	4,201,579,000
Sri Lanka	1,783,034,000	1,704,922,000
Vietnam	1,245,468,000	1,136,645,000
Nepal	1,176,478,000	1,154,890,000
Other (individually less than 5% of total loans	4,794,262,000	4,628,448,000
Total outstanding loans	$17,800,941,000	$17,232,780,000

The principal amount outstanding of public sector loans placed in non-accrual status as of 30 June 2003 was $500,497,000 ($498,137,000 - 31 December 2002) of which $92,146,000 ($80,420,000 - 31 December 2002) was overdue.

No private sector loan was in nonaccrual status as of 30 June 2003 (nil - 31 December 2002).

The undisbursed balance of approved loans as of 30 June 2003 was $6,661,220,000 ($6,531,120,000 - 31 December 2002).

NOTE E – ADMINISTRATIVE EXPENSES AND ADMINISTRATION CHARGE

Administrative expenses for the six-month period ended 30 June 2003, included a directly identifiable expenses of $1,000 (nil – 2002) and administration charge amounting to $62,205,000 ($53,380,000 – 2002). The charge represents an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary operations and special operations) based on the number of loans and equity investments expected to be approved over the year. Pending settlement, administration charge of $62,205,000 has been offset against income allocation of $200,000,000 from Ordinary Capital Resources and reflected as a receivable from related funds (Payable of $20,474,000 – 31 December 2002).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2003 and 31 December 2002
Expressed in Thousands of United States Dollars (Note A)

ASSETS	30 June (Unaudited)	31 December
DUE FROM BANKS	$ 4,011	$ 1,792
INVESTMENTS (Note B)	159,692	154,965
ACCRUED REVENUE	1,294	1,143
OTHER ASSETS (Note C)	87,359	7,168
TOTAL	**$ 252,356**	**$ 165,068**

LIABILITIES AND UNCOMMITTED BALANCES	30 June (Unaudited)	31 December
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note C)	$ 490	$ 130
UNDISBURSED COMMITMENTS (Note D)	121,833	96,600
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	130,033	68,338
TOTAL	**$ 252,356**	**$ 165,068**

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six-Month Periods Ended 30 June 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)		2002 (Unaudited)	
CHANGES IN UNRESTRICTED NET ASSETS				
CONTRIBUTIONS		$ 80,000		$ -
REVENUE				
From investments (Note B)		$ 2,618		$ 1,998
From other sources				
Income from conversion of grants into loans	$ 255		$ 2,445	
Others	35	290	89	2,534
Total		82,908		4,532
EXPENSES				
Technical assistance (Note D)		43,272		20,905
Financial expenses		2		2
Total		43,274		20,907
CONTRIBUTION AND REVENUE IN EXCESS OF (LESS THAN) EXPENSES		39,634		(16,375)
EXCHANGE GAIN		22,061		10,925
INCREASE (DECREASE) IN NET ASSETS		61,695		(5,450)
NET ASSETS AT BEGINNING OF PERIOD		68,338		81,271
NET ASSETS AT END OF PERIOD		$ 130,033		$ 75,821

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)	2002 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 47	$ 47
Interest on investments received	3,169	2,749
Cash received from other activities	388	2,674
Technical assistance disbursed	(17,944)	(26,796)
Financial expenses paid	(2)	(2)
Net Cash Used in Operating Activities	(14,342)	(21,328)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net sales	16,307	22,633
Effect of Exchange Rate Changes on Due from Banks	254	101
Net Increase in Due from Banks	2,219	1,406
Due from Banks at Beginning of Period	1,792	1,467
Due from Banks at End of Period	$ 4,011	$ 2,873

The accompanying notes are an integral part of these financial statements (TASF-4).

ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-Month Periods Ended 30 June 2003 and 2002
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read
in conjunction with the 31 December 2002 financial statements and the
notes included therein. In the opinion of Management, all material
adjustments necessary for a fair statement of the results of operations
for the six-month periods ended 30 June 2003 and 2002 have been
included. The results of operations for interim periods are not
necessarily indicative of the results to be expected for a full year.

The financial statements are expressed in thousands of current United
States dollars. As a matter of convenience, the United States dollar,
the reporting currency is used to measure exchange gains and losses.

The preparation of the financial statements in conformity with
generally accepted accounting principles requires Management to make
estimates and assumptions that affect the reported amounts of assets
and liabilities and disclosure of contingent liabilities at the end of
the period and the reported amounts of income and expenses during the
period. The actual results could differ from those estimates.

NOTE B - INVESTMENTS

All investment securities held as of 30 June 2003 and 31 December 2002
are reported at estimated fair value, with realized and unrealized
gains and losses included in revenue. Estimated fair value generally
represents market value. Time deposits are classified as "Held-to-
Maturity" and are reported at cost.

The annualized rate of return on the monthly average investments held
during the six-month period ended 30 June 2003, including unrealized
gains and losses on investments, was 3.71% (2.27% - 2002).

NOTE C - OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are amounts receivable from and payable to the following related funds as of 30 June 2003 and 31 December 2002:

	30 June	31 December
Amounts Receivable from:		
Ordinary Capital Resources	$79,976,000	$ -
Japan Special Fund	4,000	13,000
Agency Trust Fund	-	18,000
Total	$79,980,000	$ 31,000
Amounts Payable to:		
Ordinary Capital Resources	$ -	$ 60,000
Agency Trust Funds	417,000	-
Total	$ 417,000	$ 60,000

The amount receivable from Ordinary Capital Resources represents $80,000,000 income allocation, net of payables of $24,000.

NOTE D - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is eliminated, accordingly. During the first half of 2003, a net amount of $6,131,000 ($1,872,000 - 2002) was written back as a reduction in technical assistance. Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects which have not been disbursed.

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2003 and 31 December 2002
Expressed in Thousands of United States Dollars (Note A)

ASSETS	30 June (Unaudited)			31 December		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
DUE FROM BANKS	$ 243	$ 1,625	$ 1,868	$ 656	$ 711	$ 1,367
INVESTMENTS (Note B)	42,911	240,223	283,134	60,669	242,871	303,540
EQUITY INVESTMENTS (Note C)	-	109	109	-	106	106
OTHER ASSETS (Note D)	657	7,241	7,898	808	11,298	12,106
TOTAL	$ 43,811	$ 249,198	$ 293,009	$ 62,133	$ 254,986	$ 317,119

LIABILITIES AND UNCOMMITTED BALANCES

	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 599	$ 98	$ 697	$ 14,625	$ 417	$ 15,042
UNDISBURSED COMMITMENTS Technical assistance (Note E)	16,057	92,096	108,153	19,479	94,431	113,910
NET ASSETS (JSF-2) (Note F), represented by: Uncommitted Balances						
Unrestricted	-	157,004	157,004	-	160,138	160,138
Temporarily restricted	24,963	-	24,963	26,211	-	26,211
	24,963	157,004	181,967	26,211	160,138	186,349
Net Accumulated Investment Income Temporarily restricted	2,192	-	2,192	1,818	-	1,818
	27,155	157,004	184,159	28,029	160,138	188,167
TOTAL	$ 43,811	$ 249,198	$ 293,009	$ 62,133	$ 254,986	$ 317,119

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six-Month Periods Ended 30 June 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)			2002 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
CONTRIBUTIONS	$ -	$ 16,633	$ 16,633	$ -	$ 22,550	$ 22,550
REVENUE FROM INVESTMENTS	-	1,899	1,899	-	-	-
REVENUE FROM OTHER SOURCES	-	36	36	-	17	17
NET ASSETS RELEASED FROM RESTRICTIONS	1,266	-	1,266	70,967	628	71,595
Total	1,266	18,568	19,834	70,967	23,195	94,162
TRANSFER TO JAPAN FUND FOR POVERTY REDUCTION (Note A)	-	-	-	(90,000)	-	(90,000)
EXPENSES						
Interest payment assistance written back (Note E)	-	-	-	(30,000)	-	(30,000)
Technical assistance (Note E)	1,250	20,886	22,136	10,943	18,621	29,564
Administrative expenses	16	501	517	24	690	714
Financial expenses	-	4	4	-	-	-
Total	1,266	21,391	22,657	(19,033)	19,311	278
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	-	(2,823)	(2,823)	-	3,884	3,884
EXCHANGE LOSSES	-	(311)	(311)	-	(601)	(601)
(DECREASE) INCREASE IN UNRESTRICTED NET ASSETS	-	(3,134)	(3,134)	-	3,283	3,283
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	392	-	392	738	3,158	3,896
NET ASSETS RELEASED FROM RESTRICTIONS	(1,266)	-	(1,266)	(70,967)	(628)	(71,595)
EXCHANGE LOSSES	-	-	-	(1,471)	-	(1,471)
TRANSLATION ADJUSTMENTS	-	-	-	1,216	1	1,217
(DECREASE) INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	(874)	-	(874)	(70,484)	2,531	(67,953)
(DECREASE) INCREASE IN NET ASSETS	(874)	(3,134)	(4,008)	(70,484)	5,814	(64,670)
NET ASSETS AT BEGINNING OF PERIOD	28,029	160,138	188,167	99,886	168,243	268,129
NET ASSETS AT END OF PERIOD	$ 27,155	$ 157,004	$ 184,159	$ 29,402	$ 174,057	$ 203,459

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)			2002 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Contributions received	$ -	$ 16,633	$ 16,633	$ -	$ 22,550	$ 22,550
Transfer to Japan Fund for Poverty Reduction	-	-	-	(90,000)	-	(90,000)
Interest on investments received	1,285	6,381	7,666	1,163	2,414	3,577
Technical assistance disbursed	(6,196)	(20,301)	(26,497)	(3,704)	(28,900)	(32,604)
Interest assistance paid	(12,536)	-	(12,536)	(22,224)	-	(22,224)
Administrative expenses paid	(70)	(587)	(657)	(87)	(670)	(757)
Financial expenses paid	-	(4)	(4)	-	-	-
Others - net	2	(269)	(267)	(1,469)	(575)	(2,044)
Net Cash (Used in) Provided by Operating Activities	(17,515)	1,853	(15,662)	(116,321)	(5,181)	(121,502)
Net Cash Provided by (Used in) Investing Activities						
Net sales	17,102	(939)	16,163	112,813	6,624	119,437
Effect of Exchange Rate Changes on Due from Banks	-	-	-	2,990	1	2,991
Net (Decrease) Increase in Due from Banks	(413)	914	501	(518)	1,444	926
Due from Banks at Beginning of Period	656	711	1,367	1,315	663	1,978
Due from Banks at End of Period	$ 243	$ 1,625	$ 1,868	$ 797	$ 2,107	$ 2,904

The accompanying notes are an integral part of these financial statements (JSF-4).

ASIAN DEVELOPMENT BANK - JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-Month Periods Ended 30 June 2003 and 2002
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2002 financial statements and the notes included therein. In the opinion of Management, all material adjustments necessary for a fair statement of the results of operations for the six-month periods ended 30 June 2003 and 2002 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

The United States dollar is the functional and the reporting currency of Japan Special Fund (JSF). The financial statements are expressed in thousands of current United States dollars.

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The Asian Currency Crisis Support Facility (ACCSF) was established in March 1999 for a three-year period as an independent component of the JSF. The facility was to assist Asian currency crisis-affected member countries through interest payment assistance (IPA), technical assistance (TA) grants and guarantees. With the general fulfillment of the purpose of the facility, Japan and ADB agreed to terminate the ACCSF on 22 March 2002. An amount of $90 million in the ACCSF account, upon request of Japan, was transferred to the Japan Fund for Poverty Reduction (JFPR). JFPR, established by Japan in May 2000 supporting innovative poverty reduction and related social development activities, is one of the trust funds managed by ADB. The ACCSF account is to be kept open until the completion of all TA disbursements and the settlement of all administrative expenses.

Reclassification and Restatement

Certain 2002 amounts have been restated to conform with the 2003 presentation.

NOTE B - INVESTMENTS

All investment securities held as of 30 June 2003 and 31 December 2002 are reported at estimated fair value, with realized and unrealized gains and losses included in revenue. Estimated fair value generally represents market value. Time deposits are classified as "Held-to-Maturity" and are reported at cost.

The annualized rates of return on the monthly average investments held under ACCSF and JSF funds during the six-month period ended 30 June 2003, including unrealized gains and losses, were 1.70% and 1.55%, respectively (1.25% and 2.19% - 2002).

NOTE C - EQUITY INVESTMENTS

ADB used JSF resources to make equity investments in India in 1990. Commencing May 2001, due to the unavailability of a reliable market value for the investment, ADB reported the investment at its written down value of $109,000 as of 30 June 2003 ($106,000 - 31 December 2002).

NOTE D - OTHER ASSETS AND LIABILITIES

Included in other assets and liabilities are interfund transfers as follows:

	30 June	31 December
Amounts Receivable by JSF from:		
ACCSF	$599,000	$2,089,000
Cofinanced TA Grant	-	100,000
Total	$599,000	$2,189,000
Amounts Payable by:		
JSF to: Ordinary Capital Resources	$ 80,000	$ 230,000
Technical Assistance Special Fund	4,000	13,000
Agency Trust Funds	-	105,000
	84,000	348,000
ACCSF to: Japan Special Fund	599,000	2,089,000
Total	$683,000	$2,437,000

NOTE E - TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance is recognized in the financial statements when the related project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in technical assistance for the period and the corresponding undisbursed commitment is eliminated, accordingly. During the first half of 2003, an amount of $4,344,000 was thus written back as a reduction in technical assistance ($701,000 and $30,000,000 for technical assistance and interest payment assistance, respectively - 2002). Total undisbursed commitments are denominated in United States dollars and represent effective technical assistance for projects which have not been disbursed.

NOTE F - CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific technical assistance (TA) projects/programs are classified as temporarily restricted support. As of 30 June 2003, the remaining temporarily restricted uncommitted balance is that of ACCSF amounting to $24,963,000 ($26,211,000 - 31 December 2002).

Effective 31 December 2002, all remaining temporarily restricted net assets under JSF were transferred and integrated into the regular net assets, as concurred by Japan, in order to optimize the use of JSF.

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 June 2003 and 31 December 2002
Expressed in Thousands of United States Dollars (Note A)

ASSETS	30 June (Unaudited)		31 December	
DUE FROM BANKS	$	15,080	$	6,300
INVESTMENTS (Note B)		1,253		2,955
PROPERTY, FURNITURE, AND EQUIPMENT		966		1,096
OTHER ASSETS		1,772		1,849
TOTAL	$	**19,071**	$	**12,200**

LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE TO ORDINARY CAPITAL RESOURCES	$	59	$	72
ACCOUNTS PAYABLE AND OTHER LIABILITIES		1,554		1,731
UNCOMMITTED BALANCES (ADBISF-2)		17,458		10,397
TOTAL	$	**19,071**	$	**12,200**

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Six-Month Periods Ended 30 June 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

		2003 (Unaudited)		2002 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS				
CONTRIBUTIONS		$ 11,805		$ 9,779
REVENUE From other sources - net		13		2
Total		11,818		9,781
EXPENSES Administrative expenses Program expenses	$ 4,001 474	4,475	$ 4,376 823	5,199
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES		7,343		4,582
EXCHANGE (LOSSES) GAINS		(7)		38
TRANSLATION ADJUSTMENTS		(275)		1,180
INCREASE IN UNRESTRICTED NET ASSETS AFTER TRANSLATION ADJUSTMENTS		7,061		5,800
NET ASSETS AT BEGINNING OF PERIOD		10,397		9,857
NET ASSETS AT END OF PERIOD		$ 17,458		$ 15,657

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Six-Month Periods Ended 30 June 2003 and 2002
Expressed in Thousands of United States Dollars (Note A)

	2003 (Unaudited)	2002 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 11,805	$ 9,779
Expenses paid	(4,488)	(4,673)
Others - net	5	46
Net Cash Provided by Operating Activities	7,322	5,152
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investment	1,691	(3,772)
Net Cash Provided by (Used in) Investing Activities	1,691	(3,772)
Effect of Exchange Rate Changes on Due from Banks	(233)	275
Net Increase in Due from Banks	8,780	1,655
Due from Banks at Beginning of Period	6,300	2,161
Due from Banks at End of Period	$ 15,080	$ 3,816

The accompanying notes are an integral part of these financial statements (ADBISF-4).

ASIAN DEVELOPMENT BANK - ASIAN DEVELOPMENT BANK INSTITUTE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Six-Month Periods Ended 30 June 2003 and 2002
(Unaudited)

NOTE A - INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in
conjunction with the 31 December 2002 financial statements and the notes
included therein. In the opinion of Management, all material adjustments
necessary for a fair statement of the results of operations for the six-
month periods ended 30 June 2003 and 2002 have been included. The results
of operations for interim periods are not necessarily indicative of the
results to be expected for a full year.

The currencies of contributing members are functional currencies. To date,
only contributions from Japan have been received. The reporting currency
is the United States dollar and the financial statements are expressed in
thousands of current United States dollars.

The preparation of the financial statements in conformity with generally
accepted accounting principles requires Management to make estimates and
assumptions that affect the reported amounts of assets and liabilities and
disclosure of contingent liabilities at the end of the period and the
reported amounts of income and expenses during the period. The actual
results could differ from those estimates.

NOTE B - INVESTMENTS

All investment securities held as of 30 June 2003 and 31 December 2002 are
reported at estimated fair value, with realized and unrealized gains and
losses included in revenue.

The annualized rate of return on the monthly average investments held
during the six-month period ended 30 June 2003, including unrealized
gains and losses on investments, was 0.004% (0.01% - 2002).